Exhibit 6

Jewelcor  Management, Inc. Letterhead



VIA FACSIMILE (650) 655-4303

May 19, 2004

Corporate Secretary
Argonaut Technologies, Inc.
1101 Chess Drive
Foster City, CA  94404

Re:	Demand for Stockholder List

Dear Secretary:

	On May 14, 2004, I sent a letter to you requesting that Argonaut Technologies, Inc. (the "Company") produce for our inspection a list of the Company's stockholders as of the record date for the 2004 Annual Meeting of Stockholders.

	Due to the fact that the Annual Meeting is currently scheduled for June 9, 2004, I would request your expeditious treatment of our request. Please contact me at your earliest convenience and let me know when we can inspect these documents.

I can be reached at (570) 822-6277, ext. 18. Thank you for your prompt attention to this matter.

						Very truly yours,

						Jewelcor Management, Inc.


						______________________
						Richard L. Huffsmith
						Vice President/General Counsel
cc:	Lissa Goldenstein
RLH/jmq